

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Lewis Silberman
Co-Chief Executive Officer
GSR II Meteora Acquisition Corp.
418 Broadway, Suite N
Albany, New York 12207

> **Re: GSR II Meteora Acquisition Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 8, 2023**
> **File No. 001-41305**

Dear Lewis Silberman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement filed February 8, 2023

General

1.   Please describe what relationship existed between Oppenheimer and GSR II Meteora after the close of the IPO, including any financial or merger-related advisory services conducted by Oppenheimer. For example, clarify whether Oppenheimer had any role in the identification or evaluation of business combination targets. Please disclose whether Oppenheimer assisted in the preparation or review of any materials reviewed by GSR II Meteora's board of directors or management as part of their services to GSR II Meteora and whether Oppenheimer has withdrawn its association with those materials and notified GSR II Meteora of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Oppenheimer's resignation indicates it is not willing to have the liability associated with such work in this transaction.

2. Please provide us with any correspondence between Oppenheimer and GSR II Meteora relating to Oppenheimer's resignation.

3. Please provide us with the engagement letter between GSR II Meteora and Oppenheimer. Please discuss the impact on GSR II Meteora of any ongoing obligations that survive termination of the engagement under the engagement letter, including those that you reference on pages 27-28.

4. Please provide us with a letter from Oppenheimer stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Oppenheimer and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Oppenheimer does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Oppenheimer withdrew from its role as underwriter and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Oppenheimer performed substantially all the work to earn its fees.

5. Please revise your disclosure on page 114 under the risk factor captioned "Oppenheimer has resigned from its financial advisory role…" to specifically highlight in this instance that Oppenheimer's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction.

6. We note your disclosure on page 28 that "Oppenheimer was not expected to have a significant role in the closing of the business combination." Please revise to identify what party, if any, will be filling Oppenheimer's role.

7. We understand that Oppenheimer, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with Oppenheimer.

8. Please tell us whether you are aware of any disagreements with Oppenheimer regarding the disclosure in your proxy statement. Further, please add risk factor disclosure that clarifies that Oppenheimer was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Oppenheimer is waiving such fees and disclaiming responsibility for the proxy statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

9. Please disclose whether Oppenheimer provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Oppenheimer was waiving deferred fees, despite already completing their services, please indicate so in your proxy statement. Further, revise the risk factor disclosure to explicitly clarify that

Oppenheimer has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

<u>Q: What will the value of shares of PubCo common stock be, page 23</u>

10.   Please revise the table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

<u>Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55</u>

11.   Please tell us, and revise to clarify if the $4 million of underwriting expenses incurred to date were paid to Oppenheimer, or a different underwriter.

<u>Our products and services may be exploited to facilitate illegal activity, page 66</u>

12.   Refer to the second and third paragraphs of this risk factor. Please place this risk factor in context by describing the specific challenges implementing user due-diligence and other compliance procedures given your business model.

<u>If we fail to retain existing users or add users, page 67</u>

13.   Refer to the fourth to last bullet point regarding your fee model. Please describe in a separate risk factor the risks of modification of your fee model, including because of changes to regulation of the markup on Bitcoin sold to users and the potential reputational harm if your business model or marketing practices are perceived as targeting vulnerable communities.

<u>The further development and acceptance of cryptocurrency networks, page 75</u>

14.   Refer to your response to comments 14 and 17. Please place this risk factor in context by discussing how recent market disruptions or similar disruptions in the future may cause reputational harm and explain how future market disruptions may otherwise impact your business given the dependence on bitcoin adoption. Please also address risks from the direct or indirect effects of Bitcoin price declines or volatility, including factors that may cause transaction volumes to correlate with declining prices or volatility notwithstanding historical performance. We note in this regard your disclosure in the last paragraph on page 244.

<u>The theft, loss, or destruction of private keys, page 81</u>

15.   Refer to your response to comment 12. Please place the risk described in context by disclosing here the current Bitcoin balance in Bitcoin Depot's hot wallets and the average and maximum amounts held during the twelve months ended December 31, 2022.

Business of Bitcoin Depot, page 231

16.   Please disclose in this section the substance of your response to comment 17. Please also specifically address whether you have experienced any change in transaction volume in the period following the FTX bankruptcy and related market disruptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bitcoin Depot
Key Business Metrics and Non-GAAP Financial Measures, page 247

17.   We note your presentation of 'Adjusted Gross Profit' and 'Adjusted EBITDA.' Please tell us, and revise as appropriate, to address the following.
- Separate Non-GAAP indicators into a separate and distinct section apart from Key Business Metrics.
- Tell us why you present 'Adjusted EBITDA Margin' which is calculated by dividing 'Adjusted EBITDA' by 'Adjusted Gross Profit', another Non-GAAP indicator, rather than the most directly comparable GAAP metric, Net Income. Refer to Item 10(e)(1)(A) of Regulation S-K and Question 102.10 in SEC C&DI on the Use of Non-GAAP financial measures.

Summary of Critical Accounting Policies and Accounting Estimates, page 262

18.   Please revise to present separately your accounting policy for cryptocurrency held-for-investment and cryptocurrency held-for-sale within your critical accounting policy on page 260, and your accounting policies on pages F-48 and F-82. These should include your impairment policies for both cryptocurrency held-for-investment and held-for-sale. Please be thorough and cite the appropriate authoritative accounting literature that clearly supports your determinations.

Lux Vending, LLC (DBA Bitcoin Depot)
Notes to Consolidated Financial Statements December 31, 2021 and 2020
Note 2. Summary of Significant Accounting Policies
(i) Revenue Recognition, page F-51

19.   We note your response to prior comment 33. In that comment, we asked for a robust accounting analysis of your consideration of ASC 815 for accounting for these software transactions as a derivative, citing relevant literature. Your response did not provide this analysis; therefore, we are reissuing that part of the comment.

Note 14 - Commitments and Contingencies, page F-71

20.   You disclose on pages F-71 and F-100 that, "*The Company has legal proceedings arising in the normal course of business.*" We also note the new $22.3 million Canaccord Genuity Corp. claim pending against you disclosed on pages F-73 and F-100. As such, please revise to disclose your consideration of loss contingencies required by ASC 450-20-50.

<u>Lux Vending, LLC (DBA Bitcoin Depot)</u>
<u>Notes to Consolidated Financial Statements Periods Ended September 30, 2022 (Unaudited) and December 31, 2021</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>(e) Cryptocurrencies, page F-81</u>

21. We note your response to prior comment 36 and your disclosure on page 244 that "*Bitcoin is now our sole cryptocurrency offering. Bitcoin represents over 99% of our total transaction volume for each of the periods presented in this proxy statement, with the remaining cryptocurrencies accounting for the remaining less than 1% of transaction volume.*" Please tell us the following regarding your crypo asset balances.
    - Provide the ending crypto asset balance for every individual day during 2022.
    - Provide the maximum crypto asset balance for every individual day during 2022.

22. We note your response to prior comment 36. For cryptocurrency held-for-sale, your response was not fulsome and did not address our concerns regarding your accounting policy for impairment, or your significant 2021 impairment cost of $5.0 million (page 256) on net income of $5.9 million. For those reason(s), we re-issue prior comment 36, asking how you had no impairment on cryptocurrency held-for-sale in 2022 given the volatility and decline in the price of Bitcoin and the fact that you hold cryptocurrency in your hot wallet for periods of time.

23. You state in your response to prior comment 36 that you did not record any impairment related to your investments in Ethereum during 2022, as the market price did not fall below the adjusted carrying values. Please provide us with quantified information to support this statement, given Ethereum's price history suggests that it was worth significantly less in 2022 than during 2021.

<u>Note 4. Recent Accounting Pronouncements, page F-92</u>

24. We note your response to prior comment 37 that "*Bitcoin Depot holds in its custody and controls a limited amount of crypto in a hot wallet.*" Please address the following regarding Staff Accounting Bulletin No. 121 ("SAB 121") and bifurcate each response for all types of cryptocurrency transaction (BM kiosk, BDCheckout, or directly by an OTC trade), that a user may experience.
    - Provide a detailed example, complete with a timeline, of a customer transaction from when a customer puts in a request to purchase cryptocurrency until the order is fulfilled.
    - Tell us the typical holding period between customer purchase request and order fulfillment.
    - Tell us the average holding period between customer purchase request and order fulfillment.
    - Discuss how you account for orders that are not fulfilled and quantify orders not fulfilled during the periods presented.

- During the custody period when you hold the cryptocurrency in your hot wallet, address who has the risk of loss - you or the customer.
- During the custody period when you hold the cryptocurrency in your hot wallet, address how you account for price volatility (e.g., the price of the underlying cryptocurrency increases or decreases).
- Tell us in detail how you evaluate each transaction for impairment in the event of price decreases.

25.   We note your disclosure that when using a Bitcoin Depot kiosk to purchase bitcoin, users can create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial), that is facilitated through an unaffiliated third-party. We further note your disclosure that Bitcoin Depot is not liable for any losses users may experience because Bitcoin Depot does not have access to users' wallets or their private keys. Please provide us with the following additional information concerning this wallet service offering to your users.

- Tell us whether you entered into a contractual agreement with the unaffiliated third party to provide Bitcoin Depot-branded wallets for your users. Provide us with a summary of the significant terms of any such agreement. Explain whether and how you are paid for your wallets and how the third party is paid for facilitating wallet creation.
- Tell us whether users enter into an agreement with Bitcoin Depot or the unaffiliated third-party in order to create and use a Bitcoin Depot-branded wallet.
- Tell us whether the users and/or unaffiliated third party maintains the cryptographic key information necessary to access the users' bitcoin.
- Tell us how you do not have access to, or any risk of loss related to, user wallets that are accessible via the Bitcoin Depot mobile app.
- Explain how you considered that SAB 121 applies to entities that have obligations to safeguard crypto-assets held for their users and their agents. Tell us whether you believe the unaffiliated third-party who is facilitating the creation of Bitcoin Depot-branded wallets is an agent acting on your behalf and provide us detailed information to support your conclusion.
- For each period presented, quantify the amount of users' bitcoin in Bitcoin Depot-branded wallets.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Steven Stokdyk